Exhibit 3.1

[FILING INFORMATION]

             CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION

                                        OF

                            IVP TECHNOLOGY CORPORATION

        IVP Technology Corporation, a Nevada corporation ("Corporation") by its President and Secretary, does hereby certify that a meeting of the Shareholders was duly called and held on the 16th day of November, 2001, at which meeting a quorum of the Shareholders was present in person or by proxy, and that by the affirmative vote of the holders of shares entitling them to exercise at least a majority of the voting power, being approximately seventy-six percent (76%) of the voting power of the Corporation, the following amendment to the Articles of Incorporation was adopted to supersede and take the place of the existing Article and any prior amendments thereto:

        Article 3 of the Articles of Incorporation is hereby amended by deleting
Article 3 and adding a new Article 3, which shall read as follows:

        ARTICLE 3.  SHARES OF STOCK.
                    ---------------

                  (A) CLASSES OF STOCK. The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares that the corporation is authorized to issue is Two Hundred Million (200,000,000) shares, each with a par value of $0.001 per share. One Hundred Fifty Million (150,000,000) shares shall be
        Common Stock and Fifty Million (50,000,000) shares shall be Preferred Stock.

                  (B) RIGHTS, PREFERENCES AND RESTRICTIONS OF PREFERRED STOCK. The Preferred Stock authorized by these Articles of
        Incorporation may be issued from time to time in one or more series. The Board of Directors of this Corporation is hereby authorized, within the limitations and restrictions prescribed by law or stated in these Articles of Incorporation, and by filing a certificate pursuant to applicable law of the State of Nevada, to provide for the issuance of Preferred Stock in series and (i) to establish from time to time the number of shares to be included in each such series; (ii) to fix the voting powers, designations, powers, preferences and relative, participating, optional or other rights of the shares of each such series; and the qualifications, limitations or restrictions thereof, including but not limited to, the fixing or alteration of the dividend rights, dividend rate, conversion rights, conversion rates, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences of any wholly unissued series of shares of Preferred Stock; and (iii) to increase or decrease the number of shares of any series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status, which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

                  (C) RIGHTS OF COMMON STOCK. The Common Stock authorized by these Articles of Incorporation shall be equal in all respects to every other share of the common stock of the corporation.

        IN WITNESS WHEREOF, this Certificate of Amendment of Articles of Incorporation of IVP Technology Corporation has been executed this 14th day of December, 2001.


                                               /s/ John Maxwell
                                               ---------------------------------
                                               John Maxwell, Its President


                                               /s/ John Trainor
                                               ---------------------------------
                                               John Trainor, Its Secretary



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